[Letterhead of LeClairRyan, A Professional Corporation]

November 15, 2007

By EDGAR and Hand Delivery

Mark S. Webb, Esq.

Legal Branch Chief

Mail Stop 4561

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Virginia Financial Group, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed on October 26, 2007

File No. 333-146249

Dear Mr. Webb:

In response to the comments set forth in your letter dated November 9, 2007 with regard to the above-referenced Amendment No. 1 to Registration Statement on Form S-4 (“Amendment No. 1”) of Virginia Financial Group, Inc. (“VFG”), we submit on behalf of VFG the following supplemental responses and summary of revisions in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which VFG is filing with this letter.

In addition to the EDGAR submission, we are sending to you by hand delivery three copies of Amendment No. 2 marked to show changes made from Amendment No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 2.

General

1.	Please file the board books as exhibits. See Item 21(c) of Form S-4.

Copies of the requested board books that Sandler O’Neill + Partners, L.P. and Davenport & Company LLC provided to VFG and FNB Corporation (“FNB”), respectively, have been filed as Exhibits 99.9 and 99.10 to Amendment No. 2.

Mark S. Webb, Esq.

November 15, 2007

2.	We note your response to comment 21 of our letter dated October 17, 2007, regarding your determination of Virginia Financial Group (VFG) as the accounting acquirer despite FNB Corporation (FNB) owning a majority of the voting rights in the combined entity. Please address the following regarding your determination of VFG as the accounting acquirer:

•	Tell us how you weighted each of the criteria in paragraph 17 of SFAS 141 in reaching your determination; and

•

Tell us in further detail how you considered the guidance in paragraphs 17.a and 17.b of SFAS 141 regarding groups of owners either controlling a larger portion of the voting rights or a large minority voting interest.

Based on discussions VFG has had with the Staff, VFG will be providing supplemental materials in response to the comment.

Selected Historical Financial Data of VFG, page 14

3.	We note your response to prior comment number 4; however, there has been no change in the size of the type. Please revise to use a consistent type size.

The Staff’s comment is noted, and VFG has made the requested revision.

The Merger – Background of Merger, page 32

4.	We note your response to prior comment number 14. Please revise to refer the investor to Exhibit 99.8 for fuller disclosure of their reasons to oppose the merger.

In response to the Staff’s comment, the requested revision has been made on page 37.

VFG’s Reasons for the Merger, page 37

5.	Please have the discussion of the recommendation specifically mention each line item in Sandler O’Neill’s analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

The Staff’s comment is noted, and VFG has made the requested revision and has provided additional information on pages 37 and 39.

FNB’s Reasons for the Merger, page 40

6.	As previously requested, please have the discussion of the recommendation specifically mention each line item in Davenport’s analysis that does not support the recommendation, and explain why in light of that analysis, the board is recommending the deal.

The Staff’s comment is noted, and FNB has made the requested revision and has provided additional information on pages 40-42.

Mark S. Webb, Esq.

November 15, 2007

Opinion of VFG’s Financial Advisor, page 44

7.	We note your response to comment number 2; however, projections exchanged between parties can be considered to constitute material non-public information. Please provide us with the exchanged projections.

Copies of internal financial forecasts prepared by the management of VFG and FNB that were exchanged by the parties will be provided supplementally to the Staff.

* * * * *

We look forward to hearing your response to the above. In the interim, please contact me at 804-343-4079 or George Whitley at 804-343-4089 if you have any questions.

Thank you for your attention to this matter.

Sincerely,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Timothy A. Geishecker, Esq.

Mr. O. R. Barham, Jr.

Mr. Jeffrey W. Farrar

Mr. William P. Heath, Jr.

Fred W. Palmore III, Esq.

Susan S. Ancarrow, Esq.

George P. Whitley, Esq.